[redacted]

SEC 14042044 SSION

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SEC FILE NUMBER
8-22274

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Fisher Edwards Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 South Figueroa Street, Suite 2100
(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon M. Kmett (213) 612-0220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes, Inc.
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200 (Address) Long Beach (City) CA (State) 90802 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption . See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon M. Kmett, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Fisher Edwards Inc, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERI M. MCCASLAND
Commission # 2085529
Notary Public - California
Los Angeles County
My Comm. Expires Nov 7, 2018

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Filed concurrently and included in the Public Report as a separate document.)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERN FISHER EDWARDS INC

(SEC FILE NO. 8-22274)

**FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2014
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM AND
ACCOMPANYING EXEMPTION REPORT
UNDER SEA RULE 17a-5(d)(4)
AND
INDEPENDENT ACCOUNTANTS'
AGREED-UPON PROCEDURES REPORT ON
SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)
AND ACCOMPANYING SCHEDULE**

CONTENTS

WINDES
AUDIT TAX ADVISORY

www.windes.com

111 West Ocean Blvd.
Twenty-Second Floor
Long Beach, CA 90802
562.435.1191

18201 Von Karman Ave.
Suite 1060
Irvine, CA 92612
949.271.2600

601 South Figueroa St.
Suite 4950
Los Angeles, CA 90017
213.239.9745

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Stern Fisher Edwards Inc

We have audited the accompanying financial statements of Stern Fisher Edwards Inc (a California corporation and the Company), which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stern Fisher Edwards Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stern Fisher Edwards Inc as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1; and, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Stern Fisher Edwards Inc's financial statements. The supplemental information is the responsibility of Stern Fisher Edwards Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Windes, Inc.

Long Beach, California
November 25, 2014

STERN FISHER EDWARDS INC

STATEMENT OF FINANCIAL CONDITION
September 30, 2014

ASSETS

Assets	
Cash and cash equivalents	$ 635,566
Deposit with clearing broker	50,000
Commissions receivable	4,918
Investments	113,476
Total Assets	$ 803,960

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 135,281
Provision For Income Taxes (Note 6)	450,000
Commitments and Contingencies (Notes 3 & 9)	
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 6,145 shares issued and outstanding	142,558
Retained earnings	76,121
Total Stockholders' Equity	218,679
Total Liabilities and Stockholders' Equity	$ 803,960

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF INCOME
For the Year Ended September 30, 2014

Revenues		
Commissions	$	381,493
Interest and other		77,935
		459,428
Expenses		
Management fee		210,000
General and administrative		35,627
Floor brokerage and clearing charges		164,729
Communication		17,293
Interest expense		17,125
		444,774
Net Income Before Income Taxes		14,654
Provision For Income Taxes (Note 6)		5,011
Net Income	$	9,643

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended September 30, 2014

	Common Stock			
	Shares	Amount	Retained Earnings	Stockholders' Equity
Balance, October 1, 2013	6,095	$ 92,558	$ 66,478	$ 159,036
Issuance of common stock	50	50,000		50,000
Net income			9,643	9,643
Balance, September 30, 2014	6,145	$ 142,558	$ 76,121	$ 218,679

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended September 30, 2014

Subordinated borrowings at October 1, 2013	$ -
Increases:	
Issuance of subordinated notes	450,000
Subordinated borrowings at September 30, 2014	$ 450,000

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2014

Cash Flows from Operating Activities:	
Net Income	$ 9,643
Adjustments to reconcile net income to net cash from operating activities:	
Unrealized gain on investments	(6,753)
Deferred income taxes	2,296
Changes in operating assets and liabilities:	
Commissions receivable	3,322
Other assets	4,186
Accounts payable and accrued liabilities	(5,168)
Net cash provided by operating activities	7,526
Cash Flows from Investing Activities:	
Purchase of investments	(97,090)
Net cash used in investing activities	(97,090)
Cash Flows from Financing Activities:	
Proceeds from subordinated loan payable	450,000
Proceeds from issuance of common stock	50,000
Net cash flows provided by financing activities	500,000
Net Increase in Cash and Cash Equivalents	410,436
Cash and Cash Equivalents - Beginning of Year	225,130
Cash and Cash Equivalents - End of Year	$ 635,566

Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 17,125
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

Stern Fisher Edwards Inc (the "Company") is a broker-dealer registered with the Securities and Exchange Commission. The Company engages in the sale of equity and debt securities.

NOTE 2 – Significant Accounting Policies

Securities Transactions

All securities transactions are executed and cleared by National Financial Services on a fully disclosed basis. Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant. Investments are valued at fair market value as determined by quoted market prices.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments purchased with an original maturity of three months or less are considered by the Company to be cash and cash equivalents.

Fair Value Measurements

The Company follows the guidance for fair value measurements of financial and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 2 – Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The Company's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The Company's financial assets carried at fair value on a recurring basis consist of common stocks included in investments whose fair values are measured using quoted market prices multiplied by the quantity held.

Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax returns consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, and differences in timing of investment gains and losses. Deferred income taxes of $1,950 are reported in the accounts payable and accrued expenses line item on the accompanying statement of financial condition.

NOTE 2 – Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company recognizes the tax benefits from uncertain income tax positions taken or expected to be taken in a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs. The Company had no material adjustments to its liabilities for unrecognized income taxes for uncertain income tax positions and believes their estimates are appropriate based on current facts and circumstances.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are three and four years for federal and state tax filings, respectively. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered.

Subsequent Events

The Company has evaluated subsequent events through November 25, 2014, the date the financial statements were available to be issued.

NOTE 3 – Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a $50,000 good faith deposit. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk through reviewing, as necessary, the credit standing of each counterparty.

NOTE 4 – Fair Value Hierarchy

As discussed in Note 2, the Company follows the guidance for fair value measurements of financial and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at September 30, 2014:

	September 30, 2014	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
Investments:				
Common stocks	$ 113,476	$ 113,476		
Total	$ 113,476	$ 113,476	None	None

NOTE 5 – Related-Party Transactions

The stockholders of the Company have common ownership of an affiliated company, SFE Investment Counsel Inc. (SFEIC), which performs investment advisory services. Under the terms of a management service agreement, the Company pays a monthly management fee to SFEIC for general and administrative expenses, which include payroll, rent and other operating and overhead expenses. During the year ended September 30, 2014, the management fee expense incurred under the management service agreement totaled $210,000. The agreement is cancellable by either party with thirty days written notice. At September 30, 2014, the amount owed by the Company to SFEIC totaled $116,276, which is reported in the accounts payable and accrued expenses line item on the accompanying statement of financial condition.

During the year ended September 30, 2014, the Company entered into a subordinated loan payable agreement to a shareholder in the amount of $450,000, bearing an interest rate of 5% per annum, interest payable monthly. Principal and any unpaid interest are due and payable on November 27, 2014. Management intends to pay this loan in full at maturity.

NOTE 6 – Income Taxes

The provision for income taxes consists of the following:

Current:	
Federal	$ 1,915
State	800
	2,715
Deferred	2,296
Total	$ 5,011

The reported income tax expense differs from the expected statutory rates due to dividend deductions utilized on the federal return and a minimum state franchise tax.

NOTE 7 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, under the most restrictive requirement, the Company had net capital of $640,550, which was $590,550 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1.

NOTE 8 – Reserve Requirements

The Company is exempt from the provisions of SEA Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers per SEA Rule 15c3-3.

NOTE 9 – Commitments and Contingencies

Off-Balance-Sheet and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 9 – Commitments and Contingencies (Continued)

Leases

The Company has a lease agreement for its office facilities under which it is a joint tenant with SFEIC, an affiliated company. Under the terms of the management service agreement discussed in Note 5, SFEIC pays the monthly lease expense for the office facility, as well as other various equipment leases which were entered into by the Company. The Company's portion of lease expense is included in the management fee paid to SFEIC. The following are future minimum commitments of noncancelable operating leases under which the Company would be obligated should SFEIC not perform under the management service agreement:

Years Ending September 30,	
2015	$ 247,679
2016	213,234
	$ 460,913

Total lease expense for the year ended September 30, 2014, was $27,328. This amount is included in the management fee on the statement of income.

Legal Proceedings

The Company is involved in litigation arising from transactions involving a previously affiliated entity where the Company and SFEIC are named as defendants. The affiliated limited liability company was registered with the Securities and Exchange Commission as an investment advisor that was a subtenant of the Company also receiving payroll and administrative services. The Company feels this action is frivolous and does not expect an adverse ruling. No accrual has been made as of September 30, 2014, to provide for any potential losses regarding this litigation as currently the Company cannot estimate any such losses. Management, after consultation with legal counsel, currently believes that the outcome will not have a material effect on the Company's results of operations, financial condition or liquidity.

STERN FISHER EDWARDS INC

SUPPLEMENTARY INFORMATION

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2014

Net Capital	
Total stockholders' equity from statement of financial condition	$ 218,679
Additions	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	450,000
Net Capital Before Haircuts on Securities Positions	668,679
Haircuts on Securities Positions, money market fund and other securities	28,128
Net Capital	640,551
Minimum Net Capital Required (the Greater of 6-2/3% of Aggregate Indebtedness or $50,000)	50,000
Excess Net Capital	$ 590,551
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required	$ 580,551
Aggregate Indebtedness Included in Statement of Financial Condition	$ 135,281
Ratio of Aggregate Indebtedness to Net Capital	0.21
Ratio of Debt to Debt-Equity in Accordance with Rule 15c-3-1(d)	0.67

Note: A reconciliation of the above computation to the Company's corresponding unaudited Form X-17A-5, Part II, is not required, as no material differences exist.

STERN FISHER EDWARDS INC

SUPPLEMENTARY INFORMATION

SCHEDULE II
September 30, 2014

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)

WINDES
AUDIT TAX ADVISORY

www.windes.com

111 West Ocean Blvd.
Twenty-Second Floor
Long Beach, CA 90802
562.435.1191

18201 Von Karman Ave.
Suite 1060
Irvine, CA 92612
949.271.2600

601 South Figueroa St.
Suite 4950
Los Angeles, CA 90017
213.239.9745

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Stern Fisher Edwards Inc

We have reviewed management's statements, included in the accompanying Exemption Report under SEA Rule 17a-5(d)(4), in which (1) Stern Fisher Edwards Inc (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(ii) (the "exemption provisions") and (2) Stern Fisher Edwards Inc stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Stern Fisher Edwards Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stern Fisher Edwards Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Windes, Inc.

Long Beach, California
November 25, 2014

STERN FISHER EDWARDS INC

EXEMPTION REPORT UNDER SEA RULE 17a-5(d)(4)
For the Year Ended September 30, 2014

Management of Stern Fisher Edwards Inc is required to prepare an "Exemption Report" as *specified in the Code of Federal Regulations in 17 CFR § 240.17a-5 "Reports to be made* by certain broker dealers". The provisions of 17 CFR § 240.15c3-3(k)(ii) specifically exempt qualifying broker dealers from the rules under 17 CFR § 240.15c3-3 "Customer protection—reserves and custody of securities". These provisions allow an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 CFR §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer, to be exempt.

The Company claims an exemption from 17 CFR § 240.15c3-3 under the provisions of 17 CFR § 240.15c3-3(k)(ii). We have determined to our best knowledge and belief that the Company met the exemption provisions of 17 CFR § 240.15c3-3(k)(ii) throughout the fiscal year October 1, 2013, through September 30, 2014, without exception.

Jon M. Kmett
President of Stern Fisher Edwards Inc.

WINDES
AUDIT TAX ADVISORY

www.windes.com

111 West Ocean Blvd.
Twenty-Second Floor
Long Beach, CA 90802
562.435.1191

18201 Von Karman Ave.
Suite 1060
Irvine, CA 92612
949.271.2600

601 South Figueroa St.
Suite 4950
Los Angeles, CA 90017
213.239.9745

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Stern Fisher Edwards Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Stern Fisher Edwards Inc, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stern Fisher Edwards Inc's compliance with the applicable instructions of Form SIPC-7. Stern Fisher Edwards Inc's management is responsible for Stern Fisher Edwards Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*copy of check; check stub; Form SIPC-6*], noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 Part IIA Quarterly 17a-5(a) for the each quarter during the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2014; Profit & Loss Statement for the year ended September 30, 2014], noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2014; Profit & Loss Statement for the year ended September 30, 2014] supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windes, Inc.

Long Beach, California
November 25, 2014

STERN FISHER EDWARDS INC

SCHEDULE OF ASSESSMENT AND PAYMENTS
For the Year Ending September 30, 2014

General Assessment:	$	613
Less Payment Made with SIPC-6 in April 2014:		(353)
Assessment Balance Due:		260
Amount Paid with Form SIPC-7:	$	260